UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

TriSalus Life Sciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

89680M 101

(CUSIP Number)

August 10, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89680M 101

1.	Names of Reporting Persons Gene R. McGrevin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,403,130(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,403,130(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,403,130(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.3%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,287,481 shares of common stock of TriSalus Life Sciences, Inc. (“TriSalus”) held directly by Mr. McGrevin, (ii) 102,993 shares of common stock held by Eugene R. McGrevin Roth Contributory IRA, and (iii) 12,656 shares of common stock issuable pursuant to options to purchase shares of TriSalus common stock that are exercisable within 60 days of August 10, 2023, the Closing Date of the Business Combination (the “Closing Date”) as set forth in the Issuer’s Form 8-K filed on August 16, 2023.

(2)	Represents the percentage ownership based on 26,316,681 shares of common stock of TriSalus issued and outstanding as of August 10, 2023, as reported in Issuer’s Form 8-K filed on August 16, 2023.

Item 1(a).	Name of Issuer:

TriSalus Life Sciences, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6272 W. 91st Avenue

Westminster, CO 80031

Item 2(a).	Name of Persons Filing:

Gene R. McGrevin

Item 2(b).	Address of Principal Business Office or, If None, Residence:

180 Beach Drive NE

St. Petersburg, FL 33701

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

89680M 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G). (check the box)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,403,130, which includes 12,656 shares of common stock issuable pursuant to options that are exercisable within 60 days of the Closing Date.

(b)

Percent of class: 5.3% (based on the beneficial ownership of shares of the Issuer’s Common Stock upon the consummation of the Business Combination as set forth in Issuer’s Form 8-K filed on August 16, 2023)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

1,403,130, which includes 12,656 shares of common stock issuable pursuant to options that are exercisable within 60 days of the Closing Date.

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

1,403,130, which includes 12,656 shares of common stock issuable pursuant to options that are exercisable within 60 days of the Closing Date.

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2023	/s/ Gene R. McGrevin
Gene R. McGrevin